

March 14, 2013

<u>Via E-mail</u>
Brent R. Wadman, Esq.
Deputy General Counsel
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

> **Re: Stillwater Mining Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 12, 2013**
> **File No. 001-13053**

Dear Mr. Wadman:

We have reviewed your revised filing and have the following comment.

<u>Certain Potential Adverse Consequences of Threatened Proxy Contest, page 68</u>

1.   We note revised disclosure regarding determinations to be made with respect to the Clinton Group nominees for purposes of the change in control provisions in your debt agreements. In light of the recent ruling of the Delaware Court of Chancery in <u>Gerald Kallick v. Sandridge Energy, Inc., et al.,</u> which addressed limitations on the discretion of the board of directors in making determinations such as these, please disclose the factors that the board of directors would consider and the specific timeframe in which it intends to make this determination, or advise. This comment applies to both the Convertible Notes and the Credit Agreement.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Richard J. Grossman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP